

April 26, 2021

Jill Woodworth
Chief Financial Officer
Peloton Interactive, Inc.
125 West 25th Street, 11th Floor
New York, New York, 10001

      Re: Peloton Interactive, Inc.
          Form 10-K for the fiscal year ended June 30, 2020
          File No. 001-39058

Dear Ms. Woodworth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing